UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Core Scientific, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21873J108

(CUSIP Number)

Richard A. Miller, III, Manager

Gullane Capital LLC

640 S Perkins Road

Memphis, TN 38117

(901) 766-1969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gullane Mining Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,020,106
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,020,106
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,020,106
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gullane Mining Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 158,055
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 158,055
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,055
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gullane Mining Partners III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,650,935
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,650,935
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gullane Digital Asset Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,383,619
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,383,619
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,619
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gullane Digital Asset Partners QP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,887,626
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,887,626
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,887,626
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gullane Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 357,980
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 357,980
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,980
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14.	TYPE OF REPORTING PERSON (see instructions) OO

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 4, 2023 (as so amended, the “Schedule 13D”), by the Gullane Entities relating to the Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Core Scientific, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Barton Springs Road, Suite 300, Austin, Texas 78704.

Item 2. Identity and Background.

This Schedule 13D is being filed by Gullane Mining Partners, LLC, Gullane Mining Partners II, LLC, Gullane Mining Partners III, LLC, Gullane Digital Asset Partners, LLC, Gullane Digital Asset Partners QP, LLC and Gullane Capital Partners LLC. (collectively, the “Gullane Entities” and each, a “Gullane Entity”). Each Gullane Entity is organized as a Delaware limited liability company and was formed for the purpose of making an investment in equity and/or debt securities issued by the Issuer. The principal office and business address of each Gullane Entity is c/o Gullane Capital LLC, 640 S. Perkins Road, Memphis, TN 38117. The manager of each Gullane Entity is Gullane Capital LLC (“Gullane Capital”). Gullane Capital LLC is managed by Richard A. Miller, III (“Mr. Miller”).

None of the Gullane Entities acquired beneficial ownership of the securities of the Issuer with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer.

Each of the Gullane Entities, continue to hold Common Stock or secured convertible notes convertible into Common Stock, as applicable, in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. However, each Gullane Entity is filing this Schedule 13D because of the actions described in Item 4 below.

(b) – (c) and (f)

The business address of Mr. Miller is 640 S. Perkins Road, Memphis, TN 38117.

Mr. Miller’s present principal occupation is the manager of Gullane Capital, a registered investment adviser. Gullane Capital’s principal business address is 640 S. Perkins Road, Memphis, TN 38117.

Mr. Miller is a citizen of the United States of America.

(d) and (e) During the last five years, none of the Gullane Entities nor Mr. Miller has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that any Gullane Entity or Gullane Capital constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

As of November 16, 2023, the Gullane Entities, in the aggregate, held beneficial ownership of 16,458,321 shares of Common Stock, including 8,174,575 shares of Common Stock that are issuable upon conversion of approximately $65.4 million in aggregate principal amount of secured convertible notes, inclusive of accrued interest, acquired for an aggregate purchase price of approximately $57 million. Such acquisitions were made for investment purposes with available funds in the ordinary course of business of each Gullane Entity.

Item 4. Purpose of Transaction.

All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business for investment purposes.

On November 16, 2023, the Gullane Entities that hold secured convertible notes of the Issuer entered into a Restructuring Support Agreement (the “Support Agreement”) with the Issuer and (x) certain other holders of (i) approximately 93% in aggregate principal amount outstanding of the Issuer’s Convertible Notes issued pursuant to the April Convertible Notes Purchase Agreement and (ii) approximately 80% in aggregate principal amount outstanding of the Issuer’s Convertible Notes issued pursuant to the August Convertible Notes Purchase Agreement (collectively, the “Consenting Creditors”), (y) the official committee of equity security holders in the Chapter 11 Cases (the “Equity Committee”), and (z) the members of the Equity Committee, excluding Foundry Digital LLC (such members, the “Equity Committee Members” and, collectively with the Consenting Creditors and the Equity Committee, the “RSA Parties”), which represents an agreement between the Issuer and the RSA Parties regarding the terms of certain restructuring transactions (such transactions, collectively, the “Restructuring”). Among other things, pursuant to the Support Agreement, the Consenting Creditors and the Equity Committee Members have agreed to vote in favor of the Plan and the RSA Parties have agreed to support consummation of the Restructuring contemplated by the Plan. Capitalized terms used but not defined in Item 4 of this Amendment No. 1 have the meanings ascribed to them in the Support Agreement, as applicable.

The Support Agreement and the Plan contemplate, among other things:

•

A senior secured, first-lien term loan credit facility (the “Exit Facility”) comprising (a) a “new money” credit facility, pursuant to which term loans in an aggregate principal amount equal to (i) $20 million that shall be made available on the Closing Date, and (ii) $20 million that shall be made available from time to time after the Closing Date, in each case, subject to satisfaction of certain conditions precedent and (b) a “cashless” credit facility, pursuant to which the reorganized Issuer shall be deemed to incur, on the Closing Date, term loans in an aggregate principal amount equal to $40 million, which reflects the amount of Allowed Convertible Notes Secured Claims that will become obligations under the Exit Facility;

•	The issuance of new secured notes in an aggregate principal amount of $150 million to Holders of Allowed April Convertible Notes Secured Claims;

•	The issuance of new secured convertible notes in an aggregate principal amount of $260 million to Holders of Allowed Convertible Notes Secured Claims;

•	The issuance of $260 million of New Common Interests distributable to Holders of Allowed Convertible Notes Secured Claims, subject to dilution (the “Convertible Noteholders Equity Distribution”);

•

The issuance of Contingent Payment Obligations to each Holder of Allowed Convertible Notes Secured Claims that receives a distribution of New Common Interests pursuant to the Convertible Noteholders Equity Distribution;

•

The issuance of (i) Miner Equipment Lender Takeback Debt (Default) to Holders of Miner Equipment Lender Secured Claims that elect to or otherwise receive the Default Miner Equipment Lender Treatment and (ii) Miner Equipment Lender Takeback Debt (Election 2) to Holders of Miner Equipment Lender Secured Claims that elect to receive the Miner Equipment Lender Treatment Election 2;

•	The reinstatement of Other Secured Claims;

•	The issuance of M&M Lien Takeback Debt to Holders of Allowed M&M Lien Secured Claims;

•	The issuance of New Common Interests to Holders of Allowed General Unsecured Claims with a value, based on Plan Value, equal to one-hundred percent of such Holders’ Allowed General Unsecured Claims;

•	The issuance of New Common Interests to Holders of Existing Common Interests and Allowed Section 510(b) Claims in an amount equal to such Holders’ Pro Rata Equity Share of the Residual Equity Pool;

•

The issuance of two tranches of New Warrants to each Holder of Existing Common Interests and Holders of Allowed Section 510(b) Claims. Tranche 1 Warrants will be exercisable for the purchase of up to thirty percent of the New Common Interests, assuming no exercise of the Tranche 2 Warrants (subject to dilution to the extent of the exercise of the Tranche 2 Warrants). Following a TEV Triggering Event, Tranche 2 Warrants will initially be exercisable for the purchase of up to twenty percent of the New Common Interests, on a fully diluted basis;

•	The right of certain Holders of Existing Common Interests to participate in the Equity Rights Offering (“Subscription Rights”); and

•

In lieu of the right to participate in Equity Rights Offering, a distribution to the Holders of Section 510(b) Claims either in Cash, New Common Interests, New Warrants, or some combination thereof, at the Issuer’s option, in an amount equal to the value of the Subscription Rights.

The Support Agreement further provides that the Debtors shall achieve certain future milestones with respect to the Chapter 11 Cases, including:

•	By no later than seven calendar days after entry of the Disclosure Statement Approval Order, the Debtors shall have commenced solicitation of the Plan;

•	By no later than January 19, 2024, the Bankruptcy Court shall have entered the Confirmation Order; and

•

By no later than February 19, 2024, the Effective Date shall have occurred (the “Outside Date”), which date may be extended in writing by the Requisite Consenting Creditors, the Issuer and the Equity Committee to no later than March 19, 2024, and any further extension of the Outside Date shall require the consent of each Consenting Creditor, the Issuer and the Equity Committee.

In accordance with the Support Agreement, the Debtors agreed, among other things, to: (a) support and take all steps necessary and desirable to consummate the Restructuring and Restructuring Transactions contemplated by the Plan; (b) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring or the Restructuring Transactions contemplated by the Plan, negotiate in good faith and take all reasonable steps necessary or reasonably requested by the Consenting Creditors or Equity Committee to address any such impediment; and (c) negotiate in good faith and use commercially reasonable efforts to execute, deliver, perform its obligations under, and consummate the transactions contemplated.

In accordance with the Support Agreement, the Consenting Creditors agreed, among other things, to: (a) vote their Claims and Interests to accept the Plan; (b) timely vote their Claims and Interests against any Alternative Restructuring; (c) use commercially reasonable efforts to support and take all actions reasonably requested by the Issuer to support the Restructuring and the Restructuring Transactions contemplated by the Plan; and (d) except as permitted in the Support Agreement, not transfer any Claims or Interests held by such Consenting Creditors.

In accordance with the Support Agreement, the Equity Committee and Equity Committee Members agreed, among other things, to, (a) in the case of the Equity Committee Members, vote their Claims and Interests to accept the Plan; (b) in the case of Equity Committee Members, timely vote their Claims and Interests against any Alternative Restructuring; (c) use commercially reasonable efforts to encourage the Backstop Parties to vote their Claims and Interest to accept the Plan; and (d) not object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring or the Restructuring Transactions contemplated by the Plan.

The Support Agreement further provides that the Consenting Creditors, the Equity Committee, and Equity Committee Members, as applicable, shall have the right, but not the obligation, to terminate the Support Agreement upon the occurrence of certain events, including, among other things, (a) the failure of the Debtors to achieve the milestones set forth in the Support Agreement (unless waived or extended in accordance with the Support Agreement); (b) with respect to the Consenting Creditors, termination of the commitments under the Backstop Commitment Letter or termination, after the execution thereof, of the Exit Facility Commitment Letter; and (c) with respect to the Equity Committee, if the Equity Committee determines in good faith and upon the written advice of the Equity Committee Advisors that the Restructuring is not in the best interests of Holders of

Class 12 Existing Common Interests and continued support would be inconsistent with the exercise of its fiduciary duties under applicable Law. The Support Agreement permits the Debtors to terminate the Support Agreement if, among other things, (i) the special committee of the board of directors of the Issuer determines in good faith, after consultation with outside counsel, that the Restructuring is not in the best interests of the Debtors’ estates and continued support for the Restructuring would be inconsistent with the exercise of its fiduciary duties (subject to certain conditions), and (ii) the Exit Facility Commitment Parties do not execute the Exit Facility Commitment Letter within two weeks following the Support Effective Date, subject to the extension of such date with the consent of the Debtors and the Requisite Consenting Creditors.

The foregoing description of the Support Agreement and the transactions and documents contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Support Agreement which is filed as Exhibit 1 hereto and incorporated by reference herein.

As a result of the foregoing, the Gullane Entities may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act among themselves and with the other parties to the Support Agreement who beneficially own shares of the Issuer’s Common Stock. Each Gullane Entity disclaims any membership or participation in a “group” with such other parties to the Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by any such parties or their affiliates, including approximately 5.0 million shares of Common Stock believed to be beneficially owned by funds and accounts managed or advised by BlackRock, Inc. or its affiliates on the date hereof.

Except as set forth in this Amendment No. 1 and in the Support Agreement, the activities described herein will not restrict the Gullane Entities’ exercise of investment or voting power with respect to the Common Stock to which this Amendment No. 1 relates. Except as set forth in this Amendment No. 1, no Gullane Entity has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. Each of the Gullane Entities may evaluate on a continuing basis its investment in the Issuer and each Gullane Entity expects that it may, subject to the terms of the Support Agreement where applicable, from time to time acquire or dispose of Common Stock or other securities of the Issuer from time to time. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) the Gullane Entities’ general investment policies; (iv) other investment and business opportunities available to the Gullane Entities; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as the Gullane Entities may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of each Gullane Entity to Rows (7) through (11), and (13) of the cover page of this Amendment No. 1 are incorporated herein by reference; provided, however, that:

(i) with respect to the 3,383,619 shares of Common Stock beneficially owned by Gullane Digital Asset Partners, LLC, 3,221,819 of such shares consist of shares of Common Stock issuable upon the conversion of secured convertible notes;

(ii) with respect to the 4,887,626 shares of Common Stock beneficially owned by Gullane Digital Asset Partners QP, LLC, 4,594,776 of such shares consist of shares of Common Stock issuable upon the conversion of secured convertible notes; and

(iii) all of the shares beneficially owned by Gullane Capital Partners LLC consists of shares of Common Stock issuable upon the conversion of secured convertible notes.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Gullane Entities was calculated based on 386,021,602 shares of Common Stock issued and outstanding as of October 30, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the U.S. Securities and Exchange Commission on November 6, 2023. The calculation of shares issuable upon the conversion of secured convertible notes includes accrued interest through September 30, 2023, which is the most recent date such interest calculation is available from the note agent.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, the Gullane Entities and the other parties to the Support Agreement who beneficially own shares of the Issuer’s Common Stock may, on the basis of the facts described elsewhere in this Schedule 13D, be considered to be a “group.” Each Gullane Entity, together with Gullane Capital and Mr. Miller, disclaims any membership or participation in a “group” with such other parties to the Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by such parties or their affiliates, including approximately 5.0 million shares of Common Stock believed to be beneficially owned by funds and accounts managed or advised by BlackRock, Inc. or its affiliates on the date hereof.

(c) None

(d) Except for Mr. Miller, in his capacity as manager of Gullane Capital, the manager of each Gullane Entity, no other person is known by the Gullane Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by the Gullane Entities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

In August 2021, each of Gullane Digital Asset Partners, LLC, Gullane Digital Asset Partners QP, LLC and Gullane Capital Partners LLC (collectively, the “Gullane Note Holders”) entered into a secured convertible note purchase agreement with the Issuer and the other investors thereunder pursuant to which the Issuer issued $299.8 million of convertible notes in August through November 2021, including approximately $57 million to such Gullane Note Holders, which notes became secured notes upon consummation of the business combination transaction in January 2022.

The secured convertible notes have a minimum payoff based on the face value plus accrued interest and are secured by a lien on the same collateral securing the $215 million of secured convertible notes issued by the Issuer in April 2021. The secured convertible notes have a maturity date of April 2025 and bear interest at a rate of 10% per annum, of which 4% is payable in cash and 6% is payable in kind. The convertible notes are convertible into shares of Common Stock at the option of the holder at a conversion price equal to $8.00 per share.

As of November 16, 2023, after giving effect to the receipt by the Gullane Note Holders of the interest payable in kind on such secured convertible notes through such date, the Gullane Note Holders held approximately $65.4 million in aggregate principal amount of secured convertible notes. The foregoing description of the secured convertible note purchase agreement in this Item 6 do not purport to be complete and is qualified in its entirety by reference to the Convertible Note Purchase Agreement, as amended, and the form of Convertible Promissory Note as filed as Exhibits 2 through 4 hereto and incorporated by reference herein.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Gullane Entities with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

1.	Restructuring Support Agreement, dated November 16, 2023, by and among the Issuer, the convertible noteholders and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 22, 2023).

2.	Convertible Note Purchase Agreement by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent, dated August 20, 2021 (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration Number 333-258720) filed by the Issuer with the Securities and Exchange Commission on November 19, 2021).

3.	First Amendment to Convertible Note Purchase Agreement by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent dated September 23, 2021(incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration Number 333-258720) filed by the Issuer with the Securities and Exchange Commission on November 19, 2021).

4.	Form of Convertible Promissory Note (included in Exhibit 3 hereto (as Exhibit A thereto) and incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration Number 333-258720) filed by the Issuer with the Securities and Exchange Commission on November 19, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2023

Gullane Mining Partners, LLC

Gullane Mining Partners II, LLC

Gullane Mining Partners III, LLC

Gullane Digital Asset Partners, LLC

Gullane Digital Asset Partners QP, LLC

Gullane Capital Partners LLC

By: Gullane Capital LLC, its manager

By:	/s/ Richard A. Miller, III
Name: Richard A. Miller, III
Title: Manager